LEAD INVESTOR



Dr. Michael Crawford

I invested in HUGS because I believe in their vision. As a real estate developer and investor myself, I have witnessed the lack of solutions available to international students and am confident that this is the perfect fit. Leasing to international students today often requires us landlords and property managers to jump through unnecessary hoops that can be costly, inefficient, and time-consuming. In addition to solving this elegantly and providing us access to an untapped market, the founders have built a strong, passionate team able to execute a solid business model. It takes guts to tackle such an important issue; this team definitely has what it takes to create the much-needed positive impact on millions of lives for years to come!

Invested $2,400 this round & $5,000 previously

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